August 30, 2018

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed February 2, 2018 and July 27, 2018
File No. 0-22513

Dear Mr. Thompson:
On behalf of Amazon.com, Inc., this responds to your letter of August 13, 2018, regarding our Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “10-Q”). Each of your comments is set forth below, followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2017
Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 25

1.
We note from statements in your Current Report on Form 8-K filed on April 18, 2018 that you have exceeded 100 million paid Prime members globally and that you shipped more than five billion items in 2017 with Prime worldwide. In future periodic reports, please disclose the percentage of net sales attributable to sales to Prime members versus sales to non-Prime members.

Response
We respectfully do not believe that net sales attributable to Prime members versus sales to non-Prime members is meaningful or useful information. As an example, slower growth or a decline in net sales, including those attributable to Prime members, may reflect increased customer purchases of products from third-party sellers, since the same product sold through our website for the same price can produce different margins (and percent of net sales results) depending on whether it is sold by Amazon or by a third-party seller. Prime membership is primarily a service designed to enhance overall customer experience and convenience, promote customer loyalty, and provide customers access to the many products and services that are available through our websites, mobile apps, Alexa, and our physical stores, which are all part of our omnichannel distribution system. As with Alexa, our Kindle e-readers, and other offerings and services, Prime is only one element that supports our focus on selling a wide range of products and services. As a

August 30, 2018

result, whether sales are associated with Prime membership does not reflect on or provide useful information about the nature of our net sales and does not reflect how management views the business.
There are a number of additional factors that limit the significance or usefulness of information on the extent to which net sales are attributable to Prime members. First, changes in the percentage of net sales attributable to Prime members could reflect many varying factors disconnected from and unrelated to the Prime program. As an example, this percentage would be impacted by net sales from AWS and other net sales that are not associated with our Prime program. In addition, utilization of Prime member benefits is not necessarily associated with activity in a customer’s account. For example, a Prime member may purchase an item that is not “Prime-eligible” (i.e., for which Prime shipping benefits are not available), or may utilize a Prime benefit that does not result in us recording revenue (such as free access to certain digital content or ad-free viewing on Twitch). In other situations, the correlation between a Prime membership and our net sales may be difficult to assess, such as when we provide Prime members early access to certain deals. Finally, the ability of a customer’s account to shift into and out of Prime status also affects both the ability to define and the relevance of Prime member net sales. For example, we provide monthly prime memberships, as well as promotional and trial memberships, and an account holder can choose whether to become a Prime member at any time, and likewise can cancel membership on several days’ notice or allow Prime membership to lapse during the year.
For the foregoing reasons, management does not track the percentage of net sales that are attributable to Prime members and, therefore, Prime membership status is not tied into our financial reporting systems. As we further develop our omnichannel distribution system, it may become more difficult to associate net sales with a Prime membership. Accordingly, we believe that the net sales information on our groups of similar products and services we now voluntarily report on a quarterly basis provides the most useful insight into the nature and sources of our net sales. In this disclosure, our subscription services category largely relates to Prime memberships.

2.
We note that AWS Sales increased 43% in 2017 as a result of increased customer usage, partially offset by pricing changes. We further note statements from your Current Report on Form 8-K filed on April 18, 2018 that active users increased by more than 250% “spurred by the broad adoption of Amazon SageMaker.” To the extent increases in net sales are attributable to the adoption of new services, such as Amazon SageMaker, please disclose as much in future periodic reports. Please refer to Item 303 of Regulation S-K.

Response
The Letter to Shareholders furnished as an exhibit to our April 18, 2018 Current Report on Form 8-K stated that the number of active users of AWS’s machine learning services (not the total number of active users of all AWS services) increased by 250%. Machine learning services are just one of many innovative services and features offered by AWS to its customers, all of which we believe help attract new customers and increase usage by existing customers. However, we did not identify a material increase in net sales attributable to utilization of Amazon SageMaker. We hereby confirm to the Staff that we will disclose in Management’s Discussion and Analysis any material increases in net sales attributable to new products or services, consistent with the requirements of S-K Item 303(a)(3)(iii).
Form 10-Q for the Quarterly Period Ended June 30, 2018
Revenue, page 8

3.
We note your disclosure on page 9 that sales from certain digital media content is presented on a net basis. We also note your disclosure on page 19 that digital media content is presented on a gross basis. Please provide us with your analysis of how you determined whether you are acting as a principal or as an agent in these arrangements. Please also revise your disclosures as appropriate. Reference ASC 606-10-55-36 through 39 and ASC 606-10-50-12(c).

August 30, 2018

Response
Sales of our digital media content are presented gross (as the principal) or net (as the agent) depending on whether our promise to the customer is to provide digital content or to facilitate a sale by a third party. The nature of our promise depends on whether we control the content prior to transferring it as explained in ASC 606-10-55-36A and paragraph BC 11 of the Basis for Conclusions to ASU 2016-08, Revenue from Contracts with Customers — Principal versus Agent Considerations.1 When we control the content, our promise is to provide access to it and revenue is presented gross. When we do not control the content, our promise is to facilitate the sale and revenue is presented net.
To distinguish a promise to provide digital content from a promise to facilitate the sale of digital content, we consider the guidance about control in ASC 606-10-55-37A and the indicators in 606-10-55-39. We consider this guidance in conjunction with the terms in our arrangements with both digital content suppliers and customers. For example, when we promise customers access to a library of digital content, such as video or music, we must have supplier arrangements in place that allow us to control distribution of the digital content in order to be able to fulfill our promise to make the digital content available to the customer. Often it is clear that we control the content because it is in our possession and we are able to set the terms of our promise to the customer. For these arrangements, we present revenue on a gross basis. Conversely, if we do not have possession of the digital content and are unable to set the terms of the promise to the customer, our role is to facilitate the sale between the supplier and customer and we present revenue on a net basis. In some situations, it is less clear as to whether we control the digital content or the terms of the customer promise. In these instances, we focus on the indicators addressed in ASC 606-10-55-39 when determining whether to record the revenue on a gross or net basis. In these situations, we find that the indicators addressing which party is responsible for fulfilling the promise and establishing customer pricing are often the strongest indicators as to which party controls the promise to the customer, and we base our gross versus net decision on this assessment.
Our reference to digital media content on page 9 relates to our adoption of the new revenue recognition standard. On that page, we believed that it was useful to qualitatively discuss some of the ASC 606 changes that impacted comparability, which included a limited number of situations involving digital media content where we reached a net decision under ASC 606 and previously had recorded revenue on a gross basis. Digital media content that we record on a net basis is included in Third-party seller services in our net sales table as a commission. These commissions have not been material and have not warranted a specific reference in our on-going disclosure.

4.
We note your disclosure that revenue related to your third-party seller services, AWS arrangements and advertising services is recognized as the services are rendered. Please tell us and revise to clarify if revenue from these services is recognized over time or at a point in time. Please also clarify your methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Reference ASC 606-10-50-18 and 19.

Response
Revenue related to our third-party seller services, our AWS arrangements, and advertising services are recognized either at a point in time or over time depending on the nature of the contract with our customer. Revenue related to arrangements recognized at a point in time are recognized when the related services are provided. For example, commissions charged to a seller for facilitating a sale to a customer are recognized when the sale is complete. Revenue related to services provided over time are primarily recognized using output methods, such as consumption or lapse of time, which is the most representative measure of the value of the services
_______________________

1	“Assessing whether the entity controls the specific good or service before it is transferred to the customer is the basis for determining the nature of the entity’s promise.”

August 30, 2018

transferred to the customer as discussed in paragraph 164 of the Basis for Conclusions of ASU Update 2014-09. For example, fees related to AWS storage are recognized based on the quantity of storage consumed over a period of time. Our disclosure was intended to holistically address point in time and over time arrangements when we made reference to “as the services are rendered.” However, we appreciate the Staff’s comment and will revise the disclosure as follows:
Third-party seller services - We offer programs that enable sellers to sell their products on our websites and their own branded websites, and fulfill orders through us. We are not the seller of record in these transactions. The commissions and any related fulfillment and shipping fees we earn from these arrangements are recognized when ~~as~~ the services are rendered.
AWS - Our AWS sales arrangements include global sales of compute, database, storage, and other service offerings. Revenue is allocated to the services provided based on stand-alone selling prices and is recognized when or as the services are rendered. Services that are recognized over time are measured primarily based on consumption or the lapse of time. Sales commissions we pay in connection with contracts that exceed one year are capitalized and amortized over the contract term.
Other - Other revenue primarily includes sales of advertising services that are ~~and is~~ recognized when or as the services are rendered. Services that are recognized over time are measured based on the number of ads produced.

August 30, 2018

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com or by phone at (206) 266-5598.

Very truly yours,

/s/ Shelley L. Reynolds

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

cc:	Tony Watson, Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Mara Ransom, Assistant Director
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors
Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Brian T. Olsavsky
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

David Heselton
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP